Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 23, 2007

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

20 avril 2007	BULLETIN DES ANNONCES LEGALES OBLIGATOIRES	Bulletin n° 48

CONVOCATIONS
———

ASSEMBLÉES D'ACTIONNAIRES ET DE PORTEURS DE PARTS

TECHNIP

Société anonyme au capital de 80 952 973,43 €.
Siège social : 6-8, allée de l’Arche, Faubourg de l’Arche, Zac Danton, 92400 Courbevoie.
589 803 261 R.C.S. Nanterre.
Siret 589 803 261 00215.

AVIS DE DEUXIÈME CONVOCATION

     L’Assemblée Générale Mixte des actionnaires convoqués pour le mercredi 18 avril 2007 à 9 heures au Pavillon Gabriel Salon Elysée, 5, avenue Gabriel , 75008 Paris n’ayant pu délibérer valablement faute de quorum, Mmes et MM. les actionnaires de la société TECHNIP sont convoqués en Assemblée Générale Mixte le vendredi 27 avril 2007 à 10 heures au Pavillon Gabriel, salon Alcazar, 5, avenue Gabriel, 75008 Paris à l’effet de délibérer sur l’ordre du jour suivant :

Ordre du jour.

Relevant de l’Assemblée Générale Ordinaire

1. Rapport du Conseil d’Administration à l'Assemblée Générale Ordinaire ;
2. Approbation des comptes annuels de l’exercice clos le 31 décembre 2006 ;
3. Affectation du résultat de l’exercice clos au 31 décembre 2006, fixation du dividende et de la date de mise en paiement ;
4. Approbation des comptes consolidés de l’exercice clos le 31 décembre 2006 ;
5. Rapport spécial des Commissaires aux Comptes sur les conventions réglementées visées aux articles L.225-38 et suivants du Code de Commerce et approbation desdites conventions ;
6. Jetons de présence ;
7. Nomination d’administrateurs ;
8. Renouvellement de mandats d’administrateurs ;
9. Nomination d’un commissaire aux comptes suppléant ;
10. Achat par la société de ses propres actions.

Relevant de l’Assemblée Générale Extraordinaire

11. Rapport du Conseil d’Administration à l'Assemblée Générale Extraordinaire ;
12. Modification des statuts ;
13. Délégation de compétence au Conseil d’Administration pour augmenter le capital social avec maintien du droit préférentiel de souscription des actionnaires ;
14. Délégation de compétence au Conseil d’Administration pour augmenter le capital social avec suppression du droit préférentiel de souscription des actionnaires (avec faculté de conférer un délai de priorité) et par appel public à l’épargne et émettre des valeurs mobilières donnant droit à l’attribution de titres de créances ;
15. Délégation de compétence au Conseil d’Administration pour augmenter le capital social, dans la limite de 10 % du capital par an et à un prix qu’il fixera librement dans la limite d’un prix minimal, avec suppression du droit préférentiel de souscription des actionnaires et par appel public à l’épargne ;
16. Délégation de compétence au Conseil d’Administration pour augmenter le capital social par incorporation de réserves, bénéfices, primes ou autres sommes dont la capitalisation serait admise ;
17. Délégation de pouvoirs au Conseil d’Administration pour augmenter le capital social en vue de rémunérer des apports en nature consentis à la Société ;
18. Autorisation au Conseil d’Administration pour augmenter le capital social au profit des adhérents à un plan d’épargne ;
19. Délégation de compétence au Conseil d’Administration pour augmenter le capital social avec suppression du droit préférentiel de souscription des actionnaires, une telle émission étant réservée à des catégories de bénéficiaires ;
20. Autorisation au Conseil d’Administration de procéder à des attributions gratuites d'actions existantes ou à émettre ;
21. Autorisation au Conseil d’Administration de consentir des options de souscription ou d’achat d’actions ;
22. Autorisation à donner au Conseil d’Administration en cas d’OPA/OPE dans le cadre de l’exception légale de réciprocité.

Relevant de l’Assemblée Générale Mixte

23. Pouvoirs pour formalités.

————————

L’assemblée générale se compose de tous les actionnaires quel que soit le nombre de leurs actions. Nul ne peut y représenter un actionnaire s’il n’est lui même actionnaire ou conjoint de l’actionnaire représenté (article L.225-106 du Code de Commerce).

Conformément à l’article R 225-85 du Code de Commerce, il est justifié du droit de participer à l’Assemblée Générale par l’enregistrement comptable des titres au nom de l’actionnaire ou de l’intermédiaire inscrit pour son compte (en application du septième alinéa de l’article L. 228-1 du Code de Commerce), le 24 avril 2007 à zéro heure, heure de Paris, soit dans les comptes de titres nominatifs tenus par la société (ou de son mandataire), soit dans les comptes de titres au porteur tenus par l’intermédiaire habilité.

L’inscription ou l’enregistrement comptable des titres dans les comptes de titres au porteur tenus par les intermédiaires financiers est constaté par une attestation de participation délivrée par ces derniers (ou par voie électronique) dans les conditions prévues à l’article R 225-61 du Code de Commerce, en annexe :

20 avril 2007	BULLETIN DES ANNONCES LEGALES OBLIGATOIRES	Bulletin n° 48

— du formulaire de vote à distance ;
— de la procuration de vote ;
— de la demande de carte d’admission établie au nom de l’actionnaire ou pour le compte de l’actionnaire représenté par l’intermédiaire inscrit.

Une attestation est également délivrée à l’actionnaire souhaitant participer physiquement à l’assemblée et qui n’a pas reçu sa carte d’admission le 24 avril 2007 à zéro heure, heure de Paris.

Tout actionnaire peut solliciter de son intermédiaire un formulaire lui permettant de voter par correspondance ou de se faire représenter à l'Assemblée.

L'attestation ainsi que le formulaire devront être adressés par les intermédiaires financiers à:

BNP PARIBAS Securities Services
GCT Emetteurs
Assemblées
Immeuble Tolbiac
75450 Paris Cedex 09.

Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis et parvenus à la société ou à son mandataire susvisé, trois jours calendaires au moins avant la réunion de l'Assemblée Générale.

Le conseil d’administration.

0704455

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: April 23, 2007
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.